Soellingen Advisory Group, Inc.

777 South Flagler Drive, Suite 800

West Palm Beach, FL 33401

September 9, 2013

Mr. Robert F. Telewicz Jr.

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Soellingen Advisory Group, Inc.

Registration Statement on Form S-1A

File No. 333-189007

Dear Ms. McHale,

We are in receipt of your comment letter dated September 6, 2013 regarding amendment 3 to our registration statement on Form S-1.  The following response is submitted regarding your comment.

Exhibit 23.1 Independent Auditors’ Consent

1.  Please revise the consent in an amended filing on Form S-1 such that the consent appropriately refers to the precise filing in which the auditors’ report is included. Specifically, you filed amendment #3 while the consent refers to amendment #2 to Form S-1.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Soellingen Advisory Group, Inc.

/s/:  David Haig

David Haig, President